                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                      AMENDMENT NO. 1 TO SCHEDULE 13D UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                           CANAAN ENERGY CORPORATION
                       (Name of Subject Company (Issuer))

                              CHK ACQUISITION, INC.
                          CHESAPEAKE ENERGY CORPORATION
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   134743 10 3
                      (CUSIP Number of Class of Securities)

                                MARCUS C. ROWLAND
              CHIEF FINANCIAL OFFICER AND EXECUTIVE VICE PRESIDENT
                          CHESAPEAKE ENERGY CORPORATION
                            6100 NORTH WESTERN AVENUE
                          OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 848-8000
                (Names, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:
                              James M. Prince, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                                   1001 Fannin
                              Houston, Texas 77002
                                 (713) 758-2222

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.

[ ]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[X]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

CUSIP Number 134743103                                        Page 2 of __ Pages

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          CHESAPEAKE ENERGY CORPORATION
                 73-1395733
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]

          (b)  [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY



--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)


                                                                           WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
          PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION


          OKLAHOMA
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

          NUMBER OF
                                     333,149 SHARES
           SHARES              -------------------------------------------------
                                8    SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH                9    SOLE DISPOSITIVE POWER

          REPORTING
                                     333,149 SHARES
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      333,149 SHARES
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      7.65%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON


      CO
--------------------------------------------------------------------------------

                                                                    NEWS RELEASE

                                                   CHESAPEAKE ENERGY CORPORATION
                                                                 P. O. Box 18496
[CHESAPEAKE ENERGY LOGO]                                Oklahoma City, OK  73154

FOR IMMEDIATE RELEASE
MARCH 11, 2002


                                    CONTACTS:

MARC ROWLAND                                                      TOM PRICE, JR.
EXECUTIVE VICE PRESIDENT                                   SENIOR VICE PRESIDENT
AND CHIEF FINANCIAL OFFICER                                CORPORATE DEVELOPMENT
(405) 879-9232                                                    (405) 879-9257
--------------------------------------------------------------------------------


                CHESAPEAKE ENERGY CORPORATION ANNOUNCES PROPOSAL
                    TO ACQUIRE CANAAN ENERGY CORPORATION FOR
                            $12.00 PER SHARE IN CASH

OKLAHOMA CITY, OKLAHOMA - March 11, 2002 - Chesapeake Energy Corporation (NYSE:CHK) today announced that it has delivered a letter to the Board of Directors of Canaan Energy Corporation (Nasdaq:KNAN) which proposes that Chesapeake acquire the outstanding common stock of Canaan for a price of $12.00 per share in cash.

The letter disclosed that Chesapeake intends to commence a tender offer within the next few days for all shares of Canaan common stock for $12.00 per share in cash. Chesapeake advised Canaan's directors that it would prefer to negotiate a mutually acceptable business combination, but that previous refusals by Canaan's management to share Chesapeake's previous offers with its shareholders have compelled Chesapeake to go directly to Canaan's shareholders. The $12.00 offer price represents an aggregate purchase price for the common stock on a fully diluted basis of approximately $55 million plus the assumption of Canaan's debt, which was approximately $42 million as of December 31, 2001.

The price offered by Chesapeake represents a 31% premium over the closing price of $9.15 on March 11, 2002, and a 58% premium over Canaan's closing stock price of $7.60 on November 26, 2001, the last trading day before Canaan's public announcement of Chesapeake's interest in acquiring Canaan.

Aubrey K. McClendon, Chairman and Chief Executive Officer of Chesapeake, said, "We believe that any further attempts to discuss business combination possibilities with Canaan's management will be pointless, unless Canaan's shareholders can be made aware of Chesapeake's proposal. We are sending that message today with our proposed premium offer of $12.00 per share in cash."

Mr. McClendon further stated, "Our proposal provides Canaan shareholders with an immediate opportunity to realize significant value and much needed liquidity. We believe that our current proposal is generous to Canaan shareholders. We hope that Canaan's management will not deny Canaan's shareholders the opportunity to consider Chesapeake's proposal as an alternative to management's business plan, a plan that has to date only eroded shareholder value through poor operating and financial performance."

Chesapeake's tender offer will not be conditioned on any due diligence but will be subject to customary conditions, including, the tender of at least a majority of the outstanding Canaan shares and the inapplicability of state anti-takeover statutes. Chesapeake has sufficient cash on hand to complete the transaction. Chesapeake reserves the right to delay commencement, or amend or cancel the tender offer.

The full text of Chesapeake's letter to Canaan's management and Board of Directors is attached.

ABOUT CANAAN

Canaan is an independent oil and gas exploration and production company headquartered in Oklahoma City, Oklahoma. Canaan's Internet address is www.canaanenergy.com.

ABOUT CHESAPEAKE

Chesapeake is among the 10 largest independent natural gas producers in the U.S. Headquartered in Oklahoma City, Chesapeake's operations are focused on exploratory and developmental drilling and producing property acquisitions in the Mid-Continent region of the United States, where it is the second largest producer of natural gas. Chesapeake's Internet address is www.chkenergy.com.

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN SUCH DOCUMENT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. WHEN COMMENCED, THE TENDER OFFER STATEMENT WILL BE FILED BY CHESAPEAKE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS

ON THE SEC'S WEB SITE AT: www.sec.gov THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE, WHEN FILED AND AVAILABLE, BY DIRECTING SUCH REQUESTS TO CHESAPEAKE AT 405-879-9182.

IN CONNECTION WITH CHESAPEAKE SEEKING CANAAN SHAREHOLDER APPROVAL OF A COMBINATION OF CHESAPEAKE AND CANAAN OR ELECTION OF DIRECTORS NOMINATED BY CHESAPEAKE OR UNDER THE CONTROL SHARES PROVISIONS OF THE OKLAHOMA STATUTE TO ENSURE THAT CANAAN SHARES ACQUIRED BY CHESAPEAKE WILL NOT LOSE THEIR VOTING RIGHTS, CHESAPEAKE MAY ALSO FILE A PRELIMINARY AND DEFINITIVE PROXY STATEMENT AND OTHER SOLICITATION MATERIALS WITH THE SEC RELATING TO CHESAPEAKE'S SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF CANAAN. IF FILED, INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. IF FILED, INVESTORS AND SECURITY HOLDERS CAN OBTAIN A FREE COPY OF THE PROXY STATEMENT (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT: www.sec.gov THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE, WHEN FILED AND AVAILABLE, BY DIRECTING SUCH REQUESTS TO CHESAPEAKE AT 405-879-9182.

IN ADDITION, THE IDENTITY OF PERSONS WHO, UNDER SEC RULES, MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" OF CANAAN STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS, AND ANY DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN A FILING UNDER SCHEDULE 14A THAT WILL BE MADE BY CHESAPEAKE WITH THE SEC.

                                                             AUBREY K. MCCLENDON
[CHESAPEAKE ENERGY LOGO]                    CHAIRMAN AND CHIEF EXECUTIVE OFFICER

March 11, 2002

Board of Directors
Canaan Energy Corporation
211 North Robinson, Suite N1100
Oklahoma City, Oklahoma 73102-7132

Gentlemen:

In several discussions and exchanges of correspondence with your management during the past year, Chesapeake Energy Corporation offered to acquire the common stock of Canaan Energy Corporation at a premium price for either cash or Chesapeake common stock. To date, Canaan's management has been unwilling to share any of our proposals with Canaan's shareholders, instead insisting that they are executing a business plan that they believe will deliver superior value to Canaan's shareholders. In reviewing Canaan's operational and financial results since Canaan became a public company in October 2000, we believe it is clear that management's plan is not working. Further, the recent private sales of stock to Chesapeake by Canaan's second largest group of shareholders supports our view that, if given the opportunity, most Canaan shareholders would prefer to sell their stock at a premium to us rather than waiting on management's plan to work.

I would like to review what Canaan management has delivered to its shareholders since October 2000:

o Declining market price of Canaan common stock, dropping nearly 50% from its high of $15 in October 2000 to its current level of under $10.

                          CHESAPEAKE ENERGY CORPORATION
        6100 N. Western Ave., Oklahoma City, OK 73118 o P. O. Box 18496,
         Oklahoma City, OK 73154-0496 o 405-879-9226 o fax 405-848-8588
                           o amcclendon@chkenergy.com

Canaan Board of Directors
March 11, 2002
Page 2

o Continuing lack of liquidity for shareholders, as the market for Canaan common stock continues to trade at low volumes.

o Ongoing poor financial performance highlighted by an $8.9 million loss ($1.83 per diluted share) for 2001.

o Failing to hedge Canaan's gas production last year when the industry was experiencing record high gas prices.

o Burdening Canaan with one of the highest general and administrative cost structures in the industry.

o Consuming significant amounts of Canaan's remaining borrowing capacity, during a period of extremely low gas prices and negative cash flow, to buy Canaan stock at $12.00 per share when the market price was around $7.50 per share.

o Purchasing Canaan stock from a small group of shareholders at a 50% premium to the market in order to prevent Chesapeake from buying the stock, while denying the same opportunity to Canaan's remaining shareholders.

As a consequence of management's past indifference to our premium offers for Canaan, we believe we have no alternative but to take our acquisition proposal directly to your shareholders. We propose a business combination in which Chesapeake would acquire all of the outstanding shares of Canaan by means of a cash tender offer for $12.00 per share followed by a cash merger at the same price for any shareholder who does not tender. Our proposed offer represents a 31% premium over the March 11, 2002 closing stock price of $9.15 and a 58% premium over Canaan's closing stock price of $7.60 on November 26, 2001, the last trading day before Canaan's first public announcement of Chesapeake's interest in Canaan.

We believe our proposal provides Canaan's shareholders with an immediate opportunity to realize liquidity and the full value of their investment in Canaan. Canaan's small size, poor operating performance since becoming a public company, noncompetitive cost structure (including high general and administrative expenses) and limited access to capital make any internal growth plan virtually impossible to execute. These challenges to creating shareholder value were made worse by Canaan's use of its capital to repurchase common stock.

Canaan Board of Directors
March 11, 2002
Page 3

Chesapeake intends to commence a tender offer for all Canaan common shares in the next few days. Chesapeake's tender offer will not be conditioned upon engaging in any due diligence, but will be subject to customary conditions, including, among other things, the tender of at least a majority of the outstanding Canaan shares and the inapplicability of state anti-takeover statutes with respect to the offer. Chesapeake has sufficient cash on hand to complete the transaction. When the tender offer is commenced, the complete terms and conditions of the offer will be set forth in tender offer materials which Chesapeake will file with the Securities and Exchange Commission (SEC) and mail to Canaan's shareholders. Chesapeake may also seek Canaan shareholder approval of a combination of Chesapeake and Canaan or election of directors nominated by Chesapeake or to ensure that Canaan shares acquired by Chesapeake will not lose their voting rights under Oklahoma law at a meeting of Canaan shareholders. Any materials sent to Canaan shareholders for that purpose will be filed as proxy solicitation materials with the SEC. If successful with its tender offer, Chesapeake currently plans to seek control of the Board of Directors or a merger of Canaan with Chesapeake, or both.

We firmly believe that Chesapeake's offer represents premium value for Canaan and that Canaan's shareholders will welcome the liquidity opportunity our offer provides. In addition, we believe that the combination of our businesses will result in significant benefits for both of our companies, our shareholders and other constituent groups. We also anticipate that a large number of Canaan employees will have the opportunity to consider employment at Chesapeake, since we are both headquartered in Oklahoma City and our assets are concentrated in the Mid-Continent region.

Our Board of Directors has authorized this proposal and we are committed to its consummation. We are confident that your shareholders will find our proposal compelling. We continue to prefer to proceed on a mutually satisfactory negotiated basis, but are prepared to pursue our tender offer if you remain determined to keep your shareholders from considering Chesapeake's offer. Should you choose to voluntarily afford your shareholders that opportunity, we are ready to meet with you and your management immediately to begin moving forward.

Sincerely,



Aubrey K. McClendon

AKM:rlm

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              CHESAPEAKE ENERGY CORPORATION

                                              By: /s/ MARCUS C. ROWLAND
                                                  ---------------------------

                                              Name:   Marcus C. Rowland
                                              Title:  Executive Vice President
                                                      Chief Financial Officer


Date: March 11, 2002